UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hybrid Fuels Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

 44860F103

(CUSIP Number)

  Douglas Dickie, c/o Hybrid Fuels, Inc. 237 Main Street, Box 880, Niverville, MB, Canada, R0A1E0,
1-888-550-2333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Douglas Dickie
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,641,033
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,641,033
	10.	Shared Dispositive Power: 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,641,033
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 5.46%[1]
	14.	Type of Reporting Person (See Instructions): IN

_________________________

1 Based on 30,052,933 shares outstanding as of December 28, 2006.

Item 1. Security and Issuer.

This Statement relates to the common stock, $0.001 par value (the “Common Stock”), of Hybrid Fuels Inc., Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are at 237 Main Street, Box 880, Niverville, MB, Canada, R0A1E0

Item 2. Identity and Background.

(a)	The person filing this Statement is Douglas Dickie (the “Reporting Person”)
(b)	The Reporting Person’s business address is c/o Hybrid Fuels Inc., 237 Main Street, Box 880, Niverville, MB, Canada, R0A1E0
(c)	The Reporting Person’s principal occupation is President and CEO of Hybrid Fuels Inc. at the address listed in (b) above.

(d)-(e) During the last five years, The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On December 14, 2006, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Donald Craig, Douglas Dickie, Edward Melenka and Dwight Johnson (the “Sellers”), pursuant to which the Company acquired certain assets that includes a steel-construction cattle barn and ethanol plant, interior operating systems and equipment, a gasifier, facility designs and intellectual property.

In connection with the Asset Purchase, the Company has issued to the Sellers an aggregate of 3,720,000 shares of Company’s common stock representing consideration for the purchase. Of which, the Reporting Person received 1,193,333 shares of the Company common stock pursuant to the Agreement. The other terms of the Purchase are set forth in the Agreement which is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006.

The remaining 447,700 shares owned by the Reporting Person were acquired with personal funds prior to his involvement with Hybrid Fuels Inc. as a Director and Officer of the Company.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Company’s securities in connection with the transaction described in Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person holds shares of the Common Stock of the Company for investment purposes.

The Reporting Person currently intends to continuously review his equity interest in the Company. Depending on the Reporting person’s individual evaluation of the Issuer’s business and prospects, and upon future development, the Reporting person may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Company. Any such additional purchases of securities of the Company may be in the open market, by privately negotiated transactions, pursuant to awards under the issuer’s equity incentive plans or otherwise.

Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Based upon 30,052,933 shares of Company’s Common Stock outstanding as of December 28, 2006, the Reporting Person beneficially owns 1,641,033 shares of the Common Stock, representing approximately 5.46% of the outstanding Common Stock as of such date and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares. The Reporting Person does not own or have the right to acquire, directly or indirectly, any additional shares of Common Stock of the Company.

(c ) Except as described in Item 3 of this Schedule, during the past sixty days there have been no transactions in shares of Common Stock of the Company by the Reporting Person.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Asset Purchase Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between either the Reporting Person and any other person, with respect to any securities of the Company, including, but not limited to, transferor voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

2.1 Asset Purchase Agreement dated as of December 14, 2006, among Hybrid Fuels, Inc., Donald Craig, Douglas Dickie, Edward Melenka and Dwight Johnson (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8K filed with the SEC on December 15, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2006
HYBRID FUELS INC.

/s/ Douglas Dickie

Douglas Dickie

President/CEO